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                             May 27, 2022

       Raymond Stevens
       Chief Executive Officer
       ShouTi Inc.
       611 Gateway Blvd., Suite 223
       South San Francisco, CA 94080

                                                        Re: ShouTi Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 13,
2022
                                                            CIK No. 0001888886

       Dear Dr. Stevens:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement filed May 13, 2022

       Our Pipeline and Programs, page 4

   1. We note the revisions to the pipeline table in response to prior comment 10. Please revise the table to reduce the
width of the structure-based drug discovery column so it is no larger than the columns
for Phases 1-3. Also, please remove the unidentified second and third generation GLP-1R
programs from your pipeline table. In this regard, we note that you include limited
discussion of these programs in your Business section and you do not appear to specifically
allocate any proceeds from this offering to their development.
 Raymond Stevens
FirstName
ShouTi Inc.LastNameRaymond Stevens
Comapany
May        NameShouTi Inc.
     27, 2022
May 27,
Page 2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimated
Ordinary Shares Valuation, page 115

2. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Initial Public Offering Participation Rights, page 192

3. We note your revisions in response to prior comment 22. Once the size of the offering is determined, please quantify the number of ADSs that BVF will have the right to purchase.
16. Subsequent Events, page F-31

4. Please quantify the amount of stock compensation expense you expect to recognize for the options granted during 2022.
        You may contact Vanessa Robertson at (202) 551-3649 or Terence O'Brien at (202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Christopher Edwards at (202)
551-6761 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      James Lu